Exhibit 99.1

NEWS RELEASE


Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com
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                                                         FOR IMMEDIATE RELEASE
                                                         ---------------------


                                FUNDTECH REPORTS

                  APPOINTMENT OF YAFFA KRINDEL TO THE BOARD OF

                                   DIRECTORS


                    JERSEY CITY, N.J., -- February 18, 2004, -- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced that it has appointed Yaffa Krindel, a partner in the Hertzelia, Israel office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany to Fundtech's Board of Directors. Ms. Krindel joined STAR Ventures in 1997 as the managing partner of STAR Ventures in Israel. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ, (now Avaya Inc. - NYSE: AV) a leader in data communication systems for the enterprise market, then located in Tel Aviv.

                    About Fundtech

                    Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to

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                    manage global cash positions efficiently and in real-time.
                    Its solutions have been sold to hundreds of financial institutions around the globe.

                    Forward Looking Statements:

                    Statements included in this Release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its annual Report on Form 20-F for the year ending December 31, 2002, and also including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

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